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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               H.B. Fuller Company
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Minnesota                          41-0268370
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        (State of incorporation                   (I.R.S. Employer
            or organization)                     Identification No.


  1200 Willow Lake Boulevard, St. Paul, Minnesota            55110-5101
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     (Address of principal executive offices)                (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

     Securities Act registration statement file number to which this form relates: N/A (if applicable).

     Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class to              Name of each exchange on which each
        be so registered                     class is to be registered
     ----------------------              -----------------------------------
          Common Stock,                       New York Stock Exchange
         $1.00 par value


         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

                                  Common Stock

General

     Shares Outstanding. As of September 30, 2002, our authorized common stock was 80 million shares, of which 28,352,678 shares were issued and outstanding.

     Dividends. Holders of common stock may receive dividends when declared by our board of directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock, or other property. Holders of common stock may not receive dividends until we have satisfied our obligations to the holders of outstanding preferred stock, if any.

     Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our shareholders unless Minnesota law or the certificate of designation for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share. Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.

     Other Rights. If we voluntarily or involuntarily liquidate, dissolve, or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets able to be distributed to our shareholders after we have provided for the liquidation preference of any outstanding shares of preferred stock. When we issue securities in the future, holders of common stock have no preemptive rights to buy any portion of those issued securities. Each share of common stock includes a right to purchase additional shares of common stock if the conditions discussed below under the heading "Rights Agreement" occur.

     Fully Paid. Our outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Provisions Contained in our Articles of Incorporation and Bylaws

     Certain provisions of our restated articles of incorporation may make it less likely that our management would be changed or someone would acquire voting control of our company without the consent of our board of directors. These provisions may delay, deter, or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

     Fair-Price Provision. Our restated articles of incorporation prohibit certain business combinations between our company and direct and indirect owners of 20% or more of our voting stock, which we will refer to as "interested shareholders," unless those transactions are approved by holders of at least 95% of our outstanding voting stock, voting together as a single class. This


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95% approval is in addition to any approval required by law. Business combinations requiring the 95% approval include the following transactions, among others:

     o any merger or consolidation with an interested shareholder or a corporation affiliated with an interested shareholder;

     o any sale, lease, exchange, pledge, transfer, or other disposition of our assets valued at least $5 million to an interested shareholder or person or entity affiliated with an interested shareholder;

     o the issuance or transfer by us of any of our shares to an interested shareholder or person or entity affiliated with an interested shareholder in exchange for cash or property having a value of at least $5 million;

     o the adoption of any plan proposed by or on behalf of an interested shareholder or a person or entity affiliated with an interested shareholder to liquidate or dissolve our company; and

     o any transaction that increases the proportionate share of our stock owned directly or indirectly by an interested shareholder or a person or entity affiliated with an interested shareholder.

     Shareholders do not need to approve a business combination under our restated articles of incorporation if a majority of the continuing directors approve the business combination. "Continuing directors" are those directors who:

     o were members of the board of directors before the interested shareholder involved in the business combination acquired in excess of 7.5% of the outstanding voting power of our capital stock, or

     o were designated as continuing directors before their initial election as directors by a majority of directors at that time.

     Shareholders also do not need to approve a business combination under our restated articles of incorporation if the transaction meets specified conditions. These conditions include, among other things, the following:

     o holders of our capital stock will receive at least the minimum amount of consideration in the business combination determined under our restated articles of incorporation;

     o the consideration to be received by our shareholders in the business combination will be in the same form and of the same kind as the consideration paid by the interested shareholder in acquiring the shares already owned by it;

     o the interested shareholder does not acquire any additional shares of our stock after becoming an interested shareholder, unless the additional acquisition is approved by a majority of the continuing directors; and

     o a proxy statement describing the proposed business combination is mailed to all holders of our stock before the business combination is completed.


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Holders of at least 95% of our outstanding voting stock, voting together as one class, must approve a proposal to amend or repeal, or adopt provisions inconsistent with, these provisions of our restated articles of incorporation.

     Control Share Acquisition Provision. Our restated articles of incorporation provide that if a shareholder becomes, through the acquisition of shares, the beneficial owner of 20% or more of the outstanding voting power of our company (or increases its ownership to 331/3% or more or to a majority of the outstanding voting shares), then the shareholder, subject to certain exceptions, may not vote the shares in excess of the 20% (or 331/3% or 50%) threshold without the prior approval of the holders of both

     o    a majority of the outstanding voting power of our capital stock, and

     o a majority of the outstanding voting of our capital stock not owned by the acquiring shareholder, the officers of our company, and our directors who are also our employees.

A shareholder meeting to vote on this matter must be held within 55 days after being requested by the acquiring shareholder. The request may be made before the shareholder acquires the shares that would cross the applicable threshold. Our restated articles provide, however, that the shareholder meeting will not be held unless the acquiring shareholder, among other things, provides evidence to us that the shareholder has entered into definitive financing agreements with responsible financial institutions for all necessary financing of the share acquisition that is not to be provided from the personal funds of the shareholder.

     Preferred Stock. Our board of directors may at any time, under our restated articles of incorporation and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

     Classified Board. Members of our board of directors are divided into three classes and serve staggered three-year terms under our restated articles of incorporation. This means that only approximately one-third of our directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the directors unless they are removed. Under our restated articles of incorporation, directors can be removed from office during their terms only if holders of at least two-thirds of our outstanding voting stock, voting together as one class, approve the removal. At least two-thirds of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provisions inconsistent with, these provisions of our restated articles of incorporation.

     Nomination Procedures. In addition to our board of directors, shareholders can nominate candidates for our board of directors. However, a shareholder must follow the advance-notice procedures described in our bylaws. In general, a shareholder must submit a written notice of the


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nomination to the Corporate Governance Committee of our board of directors at least 120 days before the first anniversary of the mailing of our proxy statement for the prior year's annual shareholders' meeting. The notice must also contain certain information about the director-nominee, together with the written consent of the nominee to serve as director.

     Shareholder-Proposal Procedures. Shareholders can propose that business other than nominations to our board of directors be considered at an annual meeting of shareholders only if a shareholder follows the advance-notice procedures described in our bylaws. In general, the deadline for submitting a shareholder proposal is the same as for submitting shareholder-sponsored nominations to our board of directors.

Rights Agreement

     Each share of our common stock carries with it one common stock purchase right. Each right entitles the registered holder to purchase from us one share of common stock at an exercise price of $90, subject to adjustment.

     Until the distribution date for the rights, they will be evidenced by certificates representing shares of common stock and will be transferred only with the shares of common stock. The rights will separate from the shares of common stock and a distribution date for the rights will occur upon the earlier of the following (making the person at issue an "acquiring person"):

     o the first date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding voting power of our capital stock; or

     o the commencement or public announcement of a tender or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding voting power of our capital stock.

     The rights are not exercisable until the distribution date. They will expire on July 30, 2006, unless extended or redeemed by us.

     Upon the occurrence of any of the foregoing events, each holder of a right (other than rights beneficially owned by an acquiring person) will have the right to receive, upon exercise of the right at its then-current exercise price, a number of shares of our common stock having a market value of two times the exercise price of the right, subject to certain possible adjustments.

     If our company is acquired in a merger or other business-combination transaction or 50% or more of the assets or earning power of our company and its subsidiaries (taken as a whole) are sold after a public announcement that a person has become an acquiring person, then each holder of a right will have the right to receive, upon exercise of the right at its then-current exercise price, a number of common shares of the acquiring person (or in certain cases, one of its affiliates) having a market value of two times the exercise price of the right.


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     The rights are redeemable at a price of one cent per right at any time before a person has become an acquiring person.

Item 2.  Exhibits.
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     None.


                                    Signature
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     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       H.B. FULLER COMPANY


Date:  November 5, 2002                By: /s/ Albert P.L. Stroucken
                                           -------------------------------------
                                           Its: Chairman, President, and Chief
                                                Executive Officer


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